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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.1)*

Zoo Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98978F108
(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Ave., Suite 100 E. Tower Santa Monica, CA 90404 310-576-3502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David E. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
622,903,700(1)

8.	SHARED VOTING POWER
8,940,622 (1)

9.	SOLE DISPOSITIVE POWER
622,903,700(1)

10.	SHARED DISPOSITIVE POWER	[_]
8,940,622 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
631,844,322 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
95.6%(1)(2)

14.	TYPE OF REPORTING PERSON*
IN

(1) Includes (i) 500,000,000 shares of common stock, par value $0.001 per share (“Common Stock”) that are issuable upon conversion of 500,000 shares of  Series A Convertible Preferred Stock held by David Smith; (ii) 2,458,657 shares of Common Stock held by Coast Medina, LLC; (iii) 121,083,000 shares of Common Stock that are issuable upon conversion of 121,083 shares of Series B Convertible Preferred Stock held by David Smith; (iv) 127,965 shares of Common Stock held by Coast Sigma Fund, LLC; (v) 6,354,000 shares of Common Stock that are issuable upon conversion of 6,354 shares of Series B Convertible Preferred Stock held by Coast Sigma Fund, LLC and (vi) non-qualified stock options to purchase 1,820,700 shares of Common Stock at an exercise price of $0.0041 per share held by David Smith.  Does not include non-qualified stock options to purchase 5,462,100 shares of Common Stock at an exercise price of $0.0041 per share, which are not vested and not exercisable within the next sixty days.  Zoo Entertainment, Inc. has obtained approval from its stockholders of amendments to its certificate of incorporation authorizing an increase in the number of authorized shares of Common Stock from 250,000,000 shares to 3,500,000,000 shares (the “Share Increase Amendment”) and effecting a reverse stock split at a ratio of one for 600 shares of Common Stock (the “Reverse Split Amendment,” and together with the Share Increase Amendment, the “Charter Amendments”).    Immediately upon the effectiveness of the Share Increase Amendment, the  shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will convert into shares of Common Stock and the options to purchase 1,820,700 shares of Common Stock at an exercise price of $0.0041 will fully vest and become immediately exercisable.  Additionally, upon the effectiveness of the Charter Amendments, Mr. Smith’s percentage of the class of securities identified above will decrease as a result of the conversion of 1,389,684 shares of Series A Convertible Preferred Stock and 1,188,439 shares of Series B Convertible Preferred Stock into shares of Common Stock, that are currently issued and outstanding.

(2)  Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010.

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Investment Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,458,657 (1)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
2,458,657 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,458,657 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%(1)(2)

14.	TYPE OF REPORTING PERSON*
OO

(1) Includes 2,458,657 shares of Common Stock held by Coast Medina, LLC.

(2)  Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010.

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Coast Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,458,657 (1)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
2,458,657 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,458,657 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8% (1)(2)

14.	TYPE OF REPORTING PERSON*
PN

(1) Includes 2,458,657 shares of Common Stock held by Coast Medina, LLC.

(2)  Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010.

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Medina, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,458,657 (1)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
2,458,657 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,458,657 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8% (1)(2)

14.	TYPE OF REPORTING PERSON*
OO

(1) Includes 2,458,657 shares of Common Stock held by Coast Medina, LLC.

(2)  Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010.

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Sigma Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
6,481,965(1)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
6,481,965(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,481,965(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1% (1)(2)

14.	TYPE OF REPORTING PERSON*
OO

(1) Includes (i) 127,965 shares of Common Stock held by Coast Sigma Fund, LLC; and (ii) 6,354,000 shares of Common Stock that are issuable upon conversion of 6,354 shares of Series B Convertible Preferred Stock held by Coast Sigma Fund, LLC. Zoo Entertainment, Inc. has obtained approval from its stockholders of amendments to its certificate of incorporation authorizing an increase in the number of authorized shares of Common Stock from 250,000,000 shares to 3,500,000,000 shares (the “Share Increase Amendment”) and effecting a reverse stock split at a ratio of one for 600 shares of Common Stock (the “Reverse Split Amendment,” and together with the Share Increase Amendment, the “Charter Amendments”).    Immediately upon the effectiveness of the Share Increase Amendment, the shares of Series B Convertible Preferred Stock will convert into shares of Common Stock.  Additionally, upon the effectiveness of the Charter Amendments, Coast Sigma Fund’s percentage of the class of securities identified above will decrease as a result of the conversion of 1,389,684 shares of Series A Convertible Preferred Stock and 1,188,439 shares of Series B Convertible Preferred Stock into shares of Common Stock, that are currently issued and outstanding.

(2)  Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010.

CUSIP No.	98978F108

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Zoo Entertainment, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209.

Item 2.	Identity and Background.

(a-c,f)
This Schedule 13D is being filed by David E. Smith, Coast Investment Management, LLC ("Coast Investment Management"), The Coast Fund, LP ("The Coast Fund"), Coast Medina, LLC ("Coast Medina") and Coast Sigma Fund, LLC (“Coast Sigma”).  Each of David E. Smith, Coast Investment Management, The Coast Fund, Coast Medina and Coast Sigma may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons".

David E. Smith is the managing member of Coast Investment Management. Coast Investment Management is the general partner of The Coast Fund. The Coast Fund is the sole member of Coast Medina.

David E. Smith is also the President and a member of the Board of Managers of Coast Asset Management, LLC, which is the managing member of Coast Sigma.

David E. Smith is a United States citizen. Each of Coast Investment Management and Coast Medina is a Delaware limited liability company. The Coast Fund is a Cayman Islands limited partnership. Coast Sigma is a Delaware limited liability corporation. The principal business address for each of David E. Smith, Coast Investment Management, The Coast Fund, Coast Medina and Coast Sigma is 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA 90404.

(d)	David E. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Subject to the effectiveness (the “Effective Date”) of those certain amendments to the Issuer’s Certificate of Incorporation authorizing an increase in the number of authorized shares of the Issuer’s Common Stock from 250,000,000 shares to 3,500,000,000 shares (the “Share Increase Amendment”) and effecting a reverse stock split at a ratio of one for 600 shares of Common Stock (the “Reverse Split Amendment,” and together with the Share Increase Amendment, the “Charter Amendments”), on February 11, 2010, the Issuer issued options to purchase 7,282,800 shares of Common Stock to David Smith, in consideration for his services as a director of the Issuer. The options have an exercise price of $0.0041 per share and vest as follows: commencing as of the Effective Date, options to purchase 1,820,700 shares vest immediately, and options to purchase 1,820,700 shares vest on each of the first, second and third anniversaries of the date of grant.  The options cannot vest prior to the effectiveness of the filing of the Charter Amendments, and in the event the Charter Amendments are not filed prior to September 1, 2010, the options shall be deemed immediately canceled.
On January 8, 2010, as a result of a pro rata, in-kind distribution from a hedge fund investment, Coast Sigma received 127,965 shares of Common Stock.  On January 15, 2010, in connection with the conversion of certain debt, David Smith received 121,083 shares of Series B Convertible Preferred Stock and Coast Sigma received 6,354 shares of Series B Convertible Preferred Stock.

Item 4.	Purpose of Transaction.

The recent acquisition of securities by the Reporting Person, has been a result of the following:

On February 11, 2010, the Issuer issued to David Smith options to purchase 7,282,800 shares of Common Stock, in consideration for his services as a director of the Issuer.

On January 8, 2010, as a result of a pro rata, in-kind distribution from a hedge fund investment, Coast Sigma received 127,965 shares of Common Stock.

On January 15, 2010, in connection with the conversion of certain debt, David Smith received 121,083 shares of Series B Convertible Preferred Stock and Coast Sigma received 6,354 shares of Series B Convertible Preferred Stock.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire shares of Common Stock or may determine to sell or otherwise dispose of all or some of their holdings of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a,b)
Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010, David E. Smith may be deemed to be the beneficial owner of 631,844,322 shares of Common Stock,  constituting 95.6% of the Issuer’s Common Stock, which includes (i) 500,000,000 shares of Common Stock that are issuable upon conversion of 500,000 shares of  Series A Convertible Preferred Stock held by David Smith; (ii) 2,458,657 shares of Common Stock held by Coast Medina; (iii) 121,083,000 shares of Common Stock that are issuable upon conversion of 121,083 shares of Series B Convertible Preferred Stock held by David E. Smith; (iv) 127,965 shares of Common Stock held by Coast Sigma; (v) 6,354,000 shares of Common Stock that are issuable upon conversion of 6,354 shares of Series B Convertible Preferred Stock held by Coast Sigma and (vi) non-qualified stock options to purchase 1,820,700 shares of Common Stock at an exercise price of $0.0041 per share held by David Smith.  This amount does not include non-qualified stock options to purchase 5,462,100 shares of Common Stock at an exercise price of $0.0041 per share, which are not vested and not exercisable within the next sixty days.  The Issuer has obtained approval from its stockholders of the Charter Amendments.    Immediately upon the effectiveness of the Share Increase Amendment, the  shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will convert into shares of Common Stock and the options to purchase 1,820,700 shares of Common Stock at an exercise price of $0.0041 will fully vest and become immediately exercisable.  Additionally, upon the effectiveness of the Charter Amendments, Mr. Smith’s percentage of the class of securities identified above will decrease as a result of the conversion of 1,389,684 shares of Series A Convertible Preferred Stock and 1,188,439 shares of Series B Convertible Preferred Stock into shares of Common Stock, that are currently issued and outstanding.

David E. Smith has the sole power to vote or direct the vote of 622,903,700 shares of Common Stock, and has the shared power to vote or direct the vote of 8,940,622 shares of Common Stock.

(a,b)
Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010, Coast Investment Management may be deemed to be the beneficial owner of 2,458,657 shares of Common Stock, constituting 7.8% of the Issuer’s Common Stock, which includes 2,458,657 shares of Common Stock held by Coast Medina.

Coast Investment Management has the sole power to vote or direct the vote of no shares of Common Stock, and has the shared power to vote or direct the vote of 2,458,657 shares of Common Stock.

(a,b)
Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010, Coast Fund may be deemed to be the beneficial owner of 2,458,657 shares of Common Stock, constituting 7.8% of the Issuer’s Common Stock, which includes 2,458,657 shares of Common Stock held by Coast Medina.

The Coast Fund has the sole power to vote or direct the vote of no shares of Common Stock and has the shared power to vote or direct the vote of 2,458,657 shares of Common Stock.

(a,b)
Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010, Coast Medina may be deemed to be the beneficial owner of 2,458,657 shares of Common Stock, constituting 7.8% of the Common Stock of the Issuer, which includes 2,458,657 shares of Common Stock held by Coast Medina.

Coast Medina has the sole power to vote or direct the vote of no shares of Common Stock, and has the shared power to vote or direct the vote of 2,458,657 shares of Common Stock.

(a)(b)
Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010, Coast Sigma may be deemed to be the beneficial owner of 6,481,965 shares of Common Stock, constituting 17.1% of the Issuer’s Common Stock, which includes (i) 127,965 shares of Common Stock held by Coast Sigma; and (ii) 6,354,000 shares of Common Stock that are issuable upon conversion of 6,354 shares of Series B Convertible Preferred Stock held by Coast Sigma. The Issuer has obtained approval from its stockholders of the Charter Amendments.    Immediately upon the effectiveness of the Share Increase Amendment, the shares of Series B Convertible Preferred Stock will convert into shares of Common Stock.  Additionally, upon the effectiveness of the Charter Amendments, Coast Sigma’s percentage of the class of securities identified above will decrease as a result of the conversion of 1,389,684 shares of Series A Convertible Preferred Stock and 1,188,439 shares of Series B Convertible Preferred Stock into shares of Common Stock, that are currently issued and outstanding.

(c)
On February 11, 2010, the Issuer issued to David Smith options to purchase 7,282,800 shares of Common Stock, in consideration for his services as a director of the Issuer.
On January 8, 2010, as a result of a pro rata, in-kind distribution from a hedge fund investment, Coast Sigma received 127,965 shares of Common Stock.  On January 15, 2010, in connection with the conversion of certain debt, David Smith received 121,083 shares of Series B Convertible Preferred Stock and Coast Sigma received 6,354 shares of Series B Convertible Preferred Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 14, 2009, the Board of the Issuer appointed David E. Smith as a director of the Issuer, to fill the existing vacancy on the Board.

There are no arrangements or understandings between David E. Smith and any other person pursuant to which he was appointed as a director of the Issuer.  David E. Smith has not previously held any positions in the Issuer, and does not have family relations with any directors or executive officers of the Issuer.

On November 20, 2009, the Issuer entered into a Securities Purchase Agreement with, among others, David E. Smith pursuant to which the Issuer agreed to sell to certain investors in a private offering an aggregate of up to 2,000,000 shares of Series A Convertible Preferred Stock (the “Preferred Shares”) at a price per share equal to $2.50, for gross proceeds to us of up to $5,000,000 (the "November Financing").  On November 20, 2009, the Issuer sold 400,000 Preferred Shares to David E. Smith for gross proceeds of $1,000,000.  The Preferred Shares sold to David E. Smith were issued on the same terms and conditions as the Preferred Shares sold to the other investors in the November Financing.

On December 16, 2009, the Issuer entered into a Securities Purchase Agreement with, among others, David E. Smith pursuant to which the Issuer agreed to sell to certain investors in a private offering the balance of the Preferred Shares that were not sold in the November Financing described above, at a price per share equal to $2.50 and on the same terms and conditions as the Preferred Shares sold in the November Financing.  On December 16, 2009, the Issuer sold 100,000 Preferred Shares to David E. Smith for gross proceeds of $250,000. The Preferred Shares sold to David E. Smith were issued on the same terms and conditions as the Preferred Shares sold to the other investors in the financing.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement, dated as of March 8, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2010	/s/ David E. Smith
(Signature)

March 8, 2010	Coast Investment Management, LLC
By: /s/ David E. Smith
Name: David E. Smith, Managing Member

March 8, 2010	The Coast Fund, LP
By: /s/ David E. Smith
Name: David E. Smith, Managing Member of Coast Investment Management, LLC, the General Partner of The Coast Fund, LP

March 8, 2010	Coast Medina, LLC
By: /s/ David E. Smith
Name: David E. Smith, Managing Member of the Coast Investment Management, LLC, the managing General Partner of The Coast Fund, LP, the Sole Member of Coast Medina, LLC

March 8, 2010	Coast Sigma Fund, LLC
By: /s/ David E. Smith
Name: David E. Smith, President of Coast Asset Management, LLC, the Managing Member of Coast Sigma Fund, LLC

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

March 8, 2010	/s/ David E. Smith
(Signature)

March 8, 2010	Coast Investment Management, LLC
By: /s/ David E. Smith
Name: David E. Smith, Managing Member

March 8, 2010	The Coast Fund, LP
By: /s/ David E. Smith
Name: David E. Smith, Managing Member of Coast Investment Management, LLC, the General Partner of The Coast Fund, LP

March 8, 2010	Coast Medina, LLC
By: /s/ David E. Smith
Name: David E. Smith, Managing Member of the Coast Investment Management, LLC, the managing General Partner of The Coast Fund, LP, the Sole Member of Coast Medina, LLC

March 8, 2010	Coast Sigma Fund, LLC
By: /s/ David E. Smith
Name: David E. Smith, President of Coast Asset Management, LLC, the Managing Member of Coast Sigma Fund, LLC

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).